Management’s Discussion and Analysis for the Year Ended December 31, 2011

I.	INTRODUCTION

This Management’s Discussion & Analysis (“MD&A”) of Tahoe Resources Inc. and its subsidiaries (“Tahoe” or the “Company”) has been prepared by management to enable a reader to assess material changes in financial condition and results of operations for the year ended December 31, 2011, with comparison to 2010. The following discussion of performance, financial condition, and future prospects should be read in conjunction with the audited consolidated financial statements of the Company and notes thereto for the year ended December 31, 2011 (prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board). The information provided herein supplements, but does not form part of, the consolidated financial statements. This discussion covers 2011 as well as the subsequent period up to the date of this MD&A, March 8, 2012. All dollar amounts are stated in United States dollars unless otherwise indicated.

II.	BUSINESS OVERVIEW

Tahoe was incorporated on November 10, 2009 under the laws of the Province of British Columbia and is focused on the exploration and development of resource properties in the Americas for the mining of precious metals.

Tahoe’s principal objective is to develop the Escobal Project, a pre-development silver project located in southeastern Guatemala, demonstrating high-grade silver, gold, lead, and zinc mineralization (the “Escobal Project”). Tahoe will continue the ongoing exploration drilling and mine development program at the Escobal Project and is conducting engineering studies to evaluate potential development scenarios for the Escobal Project. Developing the Escobal Project into a profitable silver mining operation will depend upon Tahoe’s ability to permit operations, to complete construction and to advance the Project to production. The Company currently does not have any commercial operations or revenue. Tahoe expects that its current assets are sufficient to finance the Escobal Project.

III.	HIGHLIGHTS OF 2011

Business

On May 2, 2011, the Board of Directors approved a 2011 exploration budget increase for the Escobal Project and for regional Guatemalan exploration from $6 million to as much as $12 million in light of positive drilling results in the first quarter of 2011.

On April 1, 2011, the Board of Directors approved an Amended Shareholder Rights Plan and ISS Proxy Advisory Services issued its recommendation to shareholders that they approve the Plan. Shareholders ratified the Plan on May 2, 2011.

As at December 31, 2011, Tahoe had outstanding a total of 143,427,057 common shares, 2,689,500 options to purchase common shares, 1,420,000 restricted share awards and deferred share awards and 561,440 Underwriter warrants to purchase common shares. As at December 31, 2011, Tahoe had a total of 148,097,997 common shares issued and outstanding on a fully diluted basis.

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Management’s Discussion and Analysis for the Year Ended December 31, 2011

Exploration and Operations

On February 15, 2011, the environmental agency responsible for permitting mining activities in Guatemala (“Ministry of Environment” or “MARN”) notified the Company that it had approved the Environmental Impact Statement (“EIS”) for the Escobal Project underground exploration program. Mobilization for underground exploration activities and construction of an access road, power line and temporary facilities commenced in late February 2011.

During the second quarter of 2011, the Company submitted the full Escobal Project EIS to MARN. An approved EIS is required to support the Company’s application for an exploitation permit for the Escobal Project. Following MARN’s review and a public comment period, MARN notified the Company on October 21, 2011 that it had approved the full Project EIS.

The Company submitted the approved EIS to the Ministry of Energy and Mines (“MEM”) to support its application for the Escobal Project exploitation permit which the Company filed in July 2011. MEM has now completed a legal review of the application and its approval of the Company’s exploitation permit is expected in the first half of 2012.

In 2011, the Company completed construction of the access road and bridge from the highway, temporary shop and warehousing facilities and portal excavation. Tunneling in the two portals commenced in the second quarter of 2011 and together advanced by over 700 metres by year-end.

In the second half of 2011, construction crews began work on the power line, the site substation and modifications to the main substation located approximately 7 kilometres from the site.

The Company identified considerable resource expansion potential that was detailed in a June 8, 2011 press release. Extensional drilling successfully extended known mineralization in the Escobal vein to the east and west. Regional exploration work continued in other areas on the Company’s concessions.

IV.	EXPLORATION AND OPERATIONS

At December 31, 2011, the total work force in Guatemala amounted to 428 employees, of whom more than 95% are Guatemalan. Extensive safety and training programs were implemented as the Company moved to design, develop, and construct the underground facilities to support the underground exploration program.

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Management’s Discussion and Analysis for the Year Ended December 31, 2011

A.	Exploration

All identified mineral resources for the Escobal Project are located on the Oasis concession, one of three exploration concessions which comprise the Project. The 2011 drilling program served to improve confidence in the inferred mineral resource and to explore extensions of the deposit where it was open laterally and to depth. Drilling was directed to identify lateral and down-dip extensions of the previously defined resource, locate new mineralized zones through step-out drilling and upgrade portions of inferred resource through in-fill drilling. A total of between five and nine drills operated from the surface at the Escobal Project throughout the year.

The Escobal Project mineral resource occurs in a mineralized zone within the Oasis concession that is referred to as the “Escobal vein”. Exploration to date has defined the Escobal vein through drill core analyses from drilling campaigns carried out between 2007 and 2011. As at December 31, 2011, a total of 331 exploration holes (115,924 metres) have targeted the Escobal vein system. In addition, 21 drill holes totaling approximately 4,942 metres were completed for the purpose of collecting metallurgical test samples. All drilling in the Escobal vein has utilized diamond drill core methods, with the majority (66%) of mineralized intercepts drilled using NQ or larger size drill core. Core recovery has averaged 96%.

Exploration drilling in 2011 concentrated on deep, wide-spaced lateral extensions in the East Zone, deep tests of the Western Zone (known as the Margarito Zone) and deep in-fill in the Central Zone. This drilling succeeded in expanding the known limits of the Escobal vein down-dip and laterally under post-mineral cover. In the Central Zone, widely spaced step- out holes extended the mineralized structure 150 metres down dip from the previously defined resource limit. In the East Zone, drilling extended known mineralization to more than twice the area defined in the prior published resource. New holes extended the East zone 300 metres east for a total 800 metres strike length and 300 metres down-dip for a total of 500 vertical metres. In addition drilling in the area directly below the initial East zone resource area demonstrated that the typical south-dipping vein transitions to a dilational jog similar in character, rock type and elevation as found in the Central Escobal zone. The East Zone remains largely open to depth.

The Margarito zone was discovered in 2011 through extensional drilling in the area west of the Central zone resource. The Margarito zone is the western continuation of the Escobal vein that is characterized by wide veining that follows a transverse or arcuate northwest strike and is inclined steeply to the south. The zone extends more than 400 metres west of drilling that previously defined the western limit of the Central zone resource and extends more than 500 metres vertically open to the west and to depth. The Margarito vein is entirely preserved with upper barren vein giving way to significant mineralization at depths of 200-250 metres below surface. To the west, the vein is down-faulted approximately 150 metres, evidenced by displacement of marker units.

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Management’s Discussion and Analysis for the Year Ended December 31, 2011

Exploration in 2011 was designed to define Escobal vein extensions, identify new zones and enhance portions of the existing resource. As Escobal transitions into project development, exploration will continue to define vein extensions through step-out and in-fill definition drilling. Priority will be placed on testing deep targets at Escobal as well as other district and regional targets using the geologic model developed at Escobal. In addition to the Escobal vein, twelve veins have been discovered on the Company’s concessions. These prospective areas are being evaluated.

In 2011, the Company received approval for planned drilling in the Varejones area. Soon thereafter, it executed land access agreements, established operating protocol and made road improvements. The initial drill program had commenced by year end.

In 2012, the drilling of the Escobal vein and regional drilling is expected to continue using seven core drills. Exploration expenditures for the period ended December 31, 2011 totaled $10 million.

B.	Operations

In 2011, Tahoe primarily focused on (1) permitting for existing exploration projects and working with MARN to secure approval of the Escobal exploitation EIS, (2) advancing underground development and construction of support facilities, (3) procurement of long- lead time equipment, and (4) engineering and design work for development of the proposed mine and process plant.

	1.	Licensing and Permitting

The Escobal Project was originally comprised of three exploration concessions covering approximately 129 km2 (129,000 hectares) called the Oasis, Lucero, and Andres concessions, originally granted to Goldcorp Inc. on March 26, 2007, August 21, 2007 and November 15, 2007, respectively. These licenses were acquired by the Company through its purchase of the Escobal Project from Goldcorp and its subsidiaries on June 8, 2010 (the “Transaction”). The Oasis license covers the entire Escobal vein. In addition, Tahoe has submitted a number of applications for reconnaissance and exploration licenses associated with the Escobal Project. The granting of licenses with respect to these applications is still pending.

The first three-year term of the Oasis license expired in March 2010, at which time a renewal application was filed to extend the exploration license for two more years. The renewal application for the Oasis license was approved by the Ministry of Energy and Mines (“MEM”) on April 28, 2010. As part of the renewal process requirement, the Oasis license was reduced in area from 50 km2 to 40 km2. Three new exploration licenses were applied for to fill the 20% gap created by the area reduction. These licenses, Melisa, Cipreses, and Puente Quebrado, are still pending before MEM and, if granted, will cover a total area of 10 km2 in the northeast and south areas of the original Oasis license. An application to extend the term of the Lucero license for two more years from the expiry date in July 2010 was made in June 2010. The application for renewal, which is pending, provides for a reduction in the area of the license from 52.8 km2 to 40 km2. One new license application was filed (the Valencia license application) to fill the approximate 12.8 km2 gap created by the reduction in the size of the Lucero license. Similarly, an application was made in October 2010 for the Granada license to fill the gap left by the reduction in area of the Andres license, which is the result of the application to extend the term of the Andres license for two more years from the expiry date in December 2010. The renewal of the Andres license is pending.

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Management’s Discussion and Analysis for the Year Ended December 31, 2011

According to Guatemalan law, a second two-year extension can be applied for two years after the licenses are granted, and after a two-year extension, no more extensions are permitted and an exploitation permit application must be made.

In addition, applications for the Soledad reconnaissance license and the El Olivo and Juan Bosco exploration licenses were submitted to MEM by Goldcorp in 2006, 2007 and 2008, respectively. The Company acquired the rights to these concessions at the time of the Transaction. Several new licenses were applied for in 2010. In October 2010 the Company filed with MEM an application for the Cristina exploration license and in November 2010 it also filed an application for the Silencio reconnaissance license.

In the third quarter of 2011, the Company filed three new exploration concession applications with MEM to secure areas of exploration potential within larger reconnaissance areas. The new concessions--Pajarita, Durazno, and Las Quebradas--cover a total of 174.3 km2 that bridge the gap between current Oasis and Lucero concessions and cover newly identified prospective areas in the El Silencio reconnaissance area.

The Escobal Project is currently in the exploration phase and exploration activities are permitted by both MEM and MARN. The permits required to continue surface and underground exploration activities are in place.

The Project team submitted the EIS for the Escobal Project exploitation permit to MARN in the second quarter of 2011 and worked with MARN in the third quarter to secure approval. In cooperation with MARN, the Company filed the Escobal exploitation concession application to MEM on July 8, 2011. The concession comprises 20 km2 over a general east-west trend encompassing the mine area described in the EIS and those additional areas of greatest exploration potential. As the application for the exploitation concession invalidates the original Oasis exploration concession, the Company also applied for three new and separate exploration concessions (Oasis I, II and III) to cover open areas that developed on the margins of the Escobal exploitation concession.

On October 21, 2011, MARN notified the Company that it had approved the full Escobal Project EIS. MEM has received the approved EIS and is now reviewing the Escobal Project exploitation permit application. The Company expects to receive the exploitation permit in the first half of 2012. As the Escobal Project is the Company’s primary project, failure to obtain the necessary exploitation permit and permits could have a material adverse effect on the Company’s business. There can be no assurance as to when or if the necessary exploitation permits or permits will be granted.

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Management’s Discussion and Analysis for the Year Ended December 31, 2011

2.	Escobal Development

The operations group focused on organization, planning and mobilization of development programs in 2011. Development activities included design and implementation of safety and training programs, excavation of the slopes above and surrounding the east and west portals, underground tunneling work and construction of road, power delivery and support facilities.

Minera San Rafael’s Safety Department initiated a comprehensive safety program during the year. Site and job specific safety training sessions were conducted including 40 hours of safety training for each new employee hired to work in the underground development program. Training of underground miners is ongoing.

Subsequent to MARN’s approval of the Exploration EIS in February 2011, MEM authorized the work plan and the Company commenced underground development activities. East and west portals were established and underground tunneling activities commenced. To support the underground excavation work during this phase, an access road, temporary shop, warehousing and equipment storage facilities were completed.

Tunneling progress during the year was slower than originally projected due to early regulatory delays, late equipment deliveries, poor ground conditions in the oxidized near- surface portions of the excavations and the Company’s emphasis on safety over productivity during the training period for new miners. By year end, the Company had completed approximately 750 metres total of underground development advance in both portals.

Once full Escobal Project EIS and archeological clearance was received in October 2011, construction began on the 3,500 tonne per day (tpd) process plant and the support facilities that are required for full production. By year end, earthwork at the main plant site and tailings areas, and at the warehouse, access road and office facilities was well underway. In addition, construction of the electrical substation and power line on the Project site commenced and was nearly completed by the end of the year.

In the third quarter of 2011 the Company submitted an exploitation permit application and supporting documentation to MEM. MEM has completed all legal and technical review and the Company awaits final approval of the permit which is expected in the first half of 2012.

Metallurgical test work to determine the optimal flow sheet and operational parameters for mineral processing was completed in the first half of 2011. Throughout the year, metallurgical test work focused on optimizing plant operational parameters and evaluating variations in mill feed. Additional test work has and will continue to be conducted on new resources as they are drilled in order to model this material into the future mine plan.

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Management’s Discussion and Analysis for the Year Ended December 31, 2011

Although all of the surface rights that we require for our operations at the Escobal Project were acquired in 2010, a few additional parcels were acquired in early 2011 to add flexibility and account for potential growth in the exploration program.

3.	Procurement

Orders for underground development and initial production equipment began in 2010 and continued throughout 2011. Equipment began arriving on-site in June of 2011 and by year end, most of the equipment necessary for pre-production development of the proposed underground mine had been received. In addition, orders were placed for all of the long-lead time and major process plant equipment and for support facility components. All equipment deliveries are expected to be on-time in accordance with the currently proposed construction and production schedule in which mill commissioning is projected to start in the second half of 2013 and commercial production anticipated in early 2014. In the fourth quarter, contracts were executed and contractors were mobilized to begin earthworks, concrete activities and onsite power line construction.

Orders for equipment not yet received on-site can be cancelled with little or no penalty. Equipment that has been received on-site can be sold in the secondary market in the event that the last permit, required only for production, is not acquired.

4.	Engineering, Procurement and Construction Management (“EPCM”)

M3 Engineering and Technology (“M3”) has been contracted to perform EPCM activities for the Escobal Project. In 2011 M3 worked primarily on design, procurement, and early in-country pre-construction efforts. Design for the 3,500 tpd mill and tailing facilities remained on schedule and within the original budget of $326.6 million. As at December 31, 2011, the Company has incurred and/or committed $141.1 million of this capital estimate.

M3's scope of work includes analyzing possible expansion of the process plant throughput to maintain production at a minimum of 20 million ounces of silver annually for as long as possible. The mine and crushing plant are being designed to accommodate expansion up to 5,000 tpd of mining capacity. The process plant is being designed for modular expansion by adding parallel grinding, flotation and filtering lines.

Assuming completion of the mill expansion study and given the positive exploration results in 2011, the Company expects to update and revise mineral resource estimates and to evaluate the economic parameters of higher throughput rates in an updated NI 43-101 Preliminary Economic Assessment (“PEA”) that it expects to release in the second quarter of 2012. Consequently, the Company does not plan to complete a feasibility study and believes that the updated PEA will be adequate as a base document that can be refined to support the development, construction and production of the Escobal Project.

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Management’s Discussion and Analysis for the Year Ended December 31, 2011

The updated PEA, which is preliminary in nature, will not contain mineral reserves. In addition, it will include inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the PEA will be realized.

5.	Project Timeline

As at December 31, 2011, all material permits for the Escobal Project have been received, with the exception of the exploitation permit. The Company expects to receive the exploitation permit in the first half of 2012. Mill commissioning is currently projected to start in the second half of 2013 with commercial production expected in early 2014.

6.	2010 Resource Model and PEA

	a)	Mineral Resource Model

The NI 43-101 compliant mineral resource estimate[1] contained in the Preliminary Economic Assessment dated November 29, 2010 (the “Escobal PEA”) was prepared by Mine Development Associates (“MDA”) under the guidance of Mr. Paul Tietz, C.P.G., a Qualified Person. The mineral resource estimate incorporated data from nearly 12,000 samples from 220 diamond drill holes totaling 61,469 metres. The mineral resource estimate for the Escobal deposit contains 245.2 million ounces of silver classified as indicated mineral resources and 71.7 million ounces of silver classified as inferred mineral resources, with significant amounts of gold, lead, and zinc reported in both resource categories. A summary of the indicated and inferred mineral resources, using a cut-off grade of 150 grams per tonne silver equivalent, is provided in the following table (grades refer to average grades):

Classification	Tonnes	Silver	Gold	Lead	Zinc	Silver	Gold	Lead	Zinc
	(M)	(g/t)	(g/t)	(%)	(%)	(Moz)	(koz)	(kt)	(kt)
Indicated Resource	15.3	500	0.51	0.80	1.34	245.2	250	122	204
Inferred Resource	8.3	271	0.40	0.58	1.04	71.7	116	48	86

August 24, 2010 is the effective cut-off date for data inclusion in the mineral resources estimate.

MDA modeled and estimated the Escobal mineral resources by defining geologic shapes, evaluating drill data statistically, interpreting mineral domains on cross sections and level plans, analyzing modeled mineralization statistically to establish estimation parameters, and estimating silver, lead, gold, and zinc grades into a three-dimensional block model using inverse distance cubed.

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Management’s Discussion and Analysis for the Year Ended December 31, 2011

Silver-equivalent indicated mineral resources reported in the Escobal PEA total 300.3 million ounces at an average grade of 612 g/t and silver-equivalent inferred mineral resources reported in the Escobal PEA total 95.2 million ounces at an average grade of 359 g/t. Silver-equivalent resource grades were calculated based on metal prices of $16.50/oz silver, $1050/oz gold, $0.91/lb lead and $0.90/lb zinc.

b)	Preliminary Assessment

The Escobal PEA was filed on SEDAR on November 29, 2010. The Escobal PEA shows a Base Case after-tax Net Present Value using a 5% discount rate amounting to $1.729 billion, and an after-tax IRR of 51%. The initial capital cost of the Project is estimated to be $326.6 million with sustaining capital costs over the remaining mine- life estimated at $102.2 million. The payback period for the Base Case is estimated at 1.5 years after reaching commercial production. Economic sensitivities at different metals prices and discount rates were calculated as follows:

	Low	Base	Upside
	Case	Case	Case
Silver price ($/oz)	$15.00	$18.00	$25.00
Gold price ($/oz)	$900.00	$1,100.00	$1,300.00
Lead price ($/lb)	$0.80	$0.95	$1.00
Zinc price ($/lb)	$0.80	$0.90	$1.00

After-tax NPV0 ($billion)[1]	$2.145	$2.951	$4.662
After-tax NPV5 ($billion)[1]	$1.234	$1.729	$2.783
After-tax NPV7 ($billion)[1]	$1.004	$1.421	$2.309
After-tax IRR	41%	51%	70%
Payback (years)	1.9	1.5	1.1

Years 1-5 average silver production (Moz)	19.7	19.7	19.7
Years 1-5 average total cash cost ($/oz)	$2.78	$2.47	$2.44
Years 1-5 average annual cash flow ($million)	$190	$246	$369

1NPV0, NPV5 and NPV7 refer to Net Present Values at discount rates of 0%, 5%, and 7%, respectively.

The Escobal PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the Escobal PEA will be realized.

c)	Mining and Processing

The Escobal PEA is based on an underground mine operation, mine backfill plant, tailings filtration and storage, processing and concentrate production facility and the infrastructure capable of operating at 3,500 tonnes per day. A total of 13,000 metres of primary and secondary underground development is contemplated during the 18-year mine life. Mineral processing will use differential flotation to produce lead and zinc concentrates for sale to third-party smelters. Test work completed in 2010 on the sulfide resources demonstrates recoveries of approximately 87% for silver, 75% for gold, 83% for lead, and 83% for zinc, with the majority of precious metals reporting to the lead concentrate. Over the mine life, production is expected to total 22.6 million tonnes at average diluted grades of approximately 415 g/t silver, 0.47 g/t gold, 0.72% lead, and 1.23% zinc. Average total cash costs projected in the Escobal PEA are approximately $3.05 per ounce of silver over the 18-year mine life, net of gold and base metal by-product credits.

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Management’s Discussion and Analysis for the Year Ended December 31, 2011

d)	Capital Costs

Capital cost estimates for the Escobal Project in the Escobal PEA include all project costs (except exploration) commencing January 1, 2011. The costs are summarized as follows:

$ million
Underground Development	$21.1
Mine Equipment & Underground Infrastructure	$45.7
Process Plant & Tailings Facility	$96.8
General Site Facilities	$28.8
Power	$11.8
Water	$8.3
Freight/Duties/Utilities/Commissioning	$26.8
Subtotal	$239.3
Contingency	$39.0
Owners Cost & EPCM	$48.3
Total	$326.6

e)	Operating Costs

Base Case operating costs for the Escobal Project in the Escobal PEA are as follows:

Project Description	Operating Costs
Mining	$27.99	per tonne processed
Processing	$19.63	per tonne processed
General Administration	$6.72	per tonne processed
Site Operating Costs	$54.34	per tonne processed
Smelting/Refining/Treatment	$17.06	per tonne processed
Total Operating Cost	$71.40
Concentrate Shipping	$100	per dry metric tonne shipped
Zinc Concentrate Treatment	$273	per dry metric tonne
Lead Concentrate Treatment	$210	per dry metric tonne
Silver Refining Charge	$0.50	per payable troy ounce
Gold Refining Charge	$8.00	per payable troy ounce

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Management’s Discussion and Analysis for the Year Ended December 31, 2011

V.	RISK FACTORS

Tahoe’s ability to generate revenues and achieve a return on shareholders’ investment must be considered in light of the early stage nature of the Escobal Project. The Company is subject to many of the risks common to startup enterprises, including personnel limitations, financial risks, metals prices, the need to raise capital, resource shortages, lack of revenues, permitting risks, operations in Guatemala, mineral tenure, metal prices and the normal risks of mining. Factors that influence the Company’s ability to succeed are more fully described in the Company’s 2011 Annual Information Form available on www.sedar.com under the heading “Description of Our Business – Risk Factors.”

VI.	SUBSEQUENT EVENT

Royalty Agreement

On January 26, 2012, the government of Guatemala and the Chamber of Industry signed an agreement to voluntarily increase royalties on mining. Proceeds will be split evenly by local communities and the federal government. Gold and silver royalty increased from 1% NSR to 4% NSR; base metal royalty increased from 1% to 3% NSR. The Company is currently engaged to finalize an agreement with the Guatemalan government which reflects these terms. These increased royalty rates are not reflected in the November 2010 Escobal PEA.

VII.	SELECTED FINANCIAL INFORMATION

	A.	Basis of Presentation

The financial statements and the quarterly results presented in the table below are prepared in accordance with IFRS. The Company elected to adopt IFRS as it met the key conditions for readiness outlined by the Ontario Securities Commission and the Canadian Securities Administrators. Because the Company adopted IFRS at the time of incorporation, there was no conversion from Canadian GAAP standards and therefore no transitional impact on Tahoe’s accounting practices. The Company’s significant accounting policies are outlined within Note 2 of the Notes of the consolidated financial statements for the years ended December 31, 2011 and 2010. The Company has chosen to expense all exploration, evaluation and project development costs except those costs associated with mineral property acquisition, surface rights purchases and major equipment, all of which are capitalized. These accounting policies have been followed consistently throughout 2011 and 2010.

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Management’s Discussion and Analysis for the Year Ended December 31, 2011

B.	Summary of Quarterly Results

Selected consolidated financial information from continuing operations for the preceding eight quarters is as follows (expressed in thousands of United States dollars, except per share information):

		Quarters ended
2011	December 31	September 30	June 30	March 31
Interest income	934	972	1,027	1,030
Net income (loss)	(16,949)	(39,106)	(13,338)	227
Net loss per common share (basic /diluted)	(0.12)	(0.27)	(0.09)	0.00
Total assets	922,005	932,784	967,778	977,034
Total shareholders’ equity	911,654	924,208	960,861	970,567

		Quarters ended
2010	December 31	September 30	June 30	March 31
Interest income	391	314	26	-
Net income (loss)	(201)	(3,386)	(3,807)	(616)
Net loss per common share (basic and diluted)	0.00	(0.03)	(0.13)	(0.01)
Total assets	958,120	617,245	618,168	1,382
Total shareholders’ equity	955,059	614,903	616,045	1,171

Since the completion of the Company’s IPO and acquisition of the Escobal Project in June 2010, the Company has expanded Escobal Project site activities and incurred significant operational and exploration expenses.

Net loss in the fourth quarter of 2011 was $16.9 million or $0.12 per share compared to net loss of $0.2 million or $0.00 per share for the same period in 2010. The difference in loss between these periods is due primarily to higher project expenses of $14.8 million in the fourth quarter of 2011. A more detailed analysis of this difference follows:

  Escobal Project expenses for the fourth quarter of 2011 and 2010 were $14.8 million and $2.3 million, respectively.

  Foreign exchange gains during the fourth quarter of 2011 and 2010 were $6.3 million and $7.9 million, respectively.

  Exploration expenses during the fourth quarter of 2011 and 2010 were $3.2 million and $1.1 million, respectively.

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Management’s Discussion and Analysis for the Year Ended December 31, 2011

C.	Summary of Annual Results

Selected consolidated financial information from continuing operations for the three and twelve months ended December 31, 2011 and 2010 follows (expressed in thousands):

	Quarter ended		Year ended
	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010
Share-based compensation	$3,064	$2,979	$12,039	$7,561
Corporate Overheads	1,313	1,387	5,196	2,906
Professional fees and consulting	22	-	88	-
Legal and structuring costs	20	12	418	432
Office, regulatory and general	640	514	2,650	2,187
Escobal Project expenses	14,830	2,315	37,065	3,733
Depreciation	730	-	1,200	-
Exploration expenses	3,216	1,076	10,039	2,455
	$23,835	$8,283	$68,695	$19,274
Foreign exchange (gain) loss	(6,318)	(7,887)	4,000	(10,730)
Interest income	(934)	(358)	(3,963)	(731)
Other income and Expense	18	(34)	28	-
Income tax	348	197	406	197
Loss for the period	$16,949	$201	$69,166	$8,010
Loss per share – basic	$(0.12)	$(0.00)	$(0.48)	$(0.12)
Loss per share – diluted	$(0.12)	$(0.00)	$(0.48)	$(0.12)
Total assets	$922,005	$958,120	$922,005	$958,120
Long-term liabilities	$540	$269	$540	$269

D.	Results of Operations

Due to the relatively recent commencement of construction and development activities at the Escobal Project, the consummation of the Company’s IPO in June 2010 and subsequent equity financing in December 2010, comparisons to the interim and annual periods may not be meaningful. The following results of operations provide information on expenses incurred in the years ended December 31, 2011 and 2010.

Exploration expense in 2011 was $10.0 million. Exploration activities consisted primarily of exploration drilling intended to define Escobal vein extensions, identify new mineralized zones and enhance portions of the existing resource. Exploration expense in 2010 was $2.5 million and the exploration program that year succeeded in expanding the contained silver in the indicated resource category by 144% to an estimated 245.2 million ounces of silver.

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Management’s Discussion and Analysis for the Year Ended December 31, 2011

During the year the Company incurred $39.6 million in Escobal Project expenses. Non- cash expenses included are share-based compensation of $1.3 million and depreciation of $1.2 million. Cash expenses included are $10.1 million which were recorded as general site infrastructure, $14.5 million in underground and surface infrastructure, $2.0 million in engineering studies and metallurgical drilling, $7.3 million in other direct costs, and $3.2 million on salaries, wages and benefits to employees. In 2010, engineering and metallurgical drilling expenses for the Escobal Project PEA were $1.2 million and $ 0.5 million, respectively. Project costs will continue to be expensed until the exploitation permit is obtained and the future benefit of these costs is reasonably assured.

In addition to providing annual salaries to employees, the Company compensated directors and employees in the form of stock options, common shares, deferred share awards (“DSAs”), restricted share awards (“RSAs”) and share appreciation rights (“SARs”) on various vesting terms. The Company expenses the fair value of these issuances over the vesting periods. Non-cash expenses of $12.0 million and of $7.6 million were recognized during 2011 and 2010, respectively. These amounts include $1.2 million in 2011 and $0.7 million in 2010, classified as Escobal Project expenses.

Corporate administration expense in 2011, excluding the non-cash compensation expenses noted above, was $8.4 million compared to $5.5 million in 2010. This includes corporate overhead, legal and regulatory expenses, investor relations, travel, insurance, employee relocation expenses, office services and rental and other general and administrative expenses.

Interest income earned by the Company on its cash balances was $3.9 million in 2011 and $0.7 million in 2010.

Unrealized foreign exchange gains and losses resulted from the appreciation and depreciation of the Canadian dollar against the US dollar applicable to the Company’s Canadian dollar cash and cash equivalent balances at the end of 2011 and 2010. The Company recorded an exchange loss of $4.0 million in 2011 and an exchange rate gain of $10.7 million in 2010.

The Company’s expenditures were consistent with those described under Use of Proceeds in the Company’s long-form prospectus dated May 27, 2010 and the Company’s short form prospectus dated December 17, 2010, which are available at www.sedar.com under Tahoe Resources Inc.

E.	Cash Flow

Operating activities reported a net cash outflow of $49.5 million in 2011 compared to $10.4 million in 2010. The increase in cash outflow from operations resulted from commencement of underground development, evaluation, construction and surface development expenses in 2011.

March 8, 2012	14

Management’s Discussion and Analysis for the Year Ended December 31, 2011

2011 investing activities amounted to $43.4 million in capitalized property, plant and equipment, which compares to $21.3 million capitalized in 2010 primarily for land acquisitions.

Financing activities in 2011 generated a net $14.7 million, whereas financing activities in 2010 generated a net $683.4 million. Cash generated from financing activities in 2011 resulted from the exercise of Underwriter warrants and stock options. In 2010, cash generated from financing activities consisted of $3.3 million of initial funding upon incorporation, proceeds from the Company’s initial public offering and over allotment of $340.4 million, and an equity financing generating proceeds of $335.3 million from the issuance of an additional 24.9 million shares at $14.10 per share, net of Underwriting fees and issue expenses. In addition, proceeds from the exercise of Underwriter warrants generated $4.5 million in 2010.

F.	Liquidity and Capital Resources

The Company’s cash and cash equivalents balance as at December 31, 2011 was $349.8 million compared to the balance at December 31, 2010 of $436.5 million. This was primarily the result of $49.5 million cash used in operating activities and $43.4 million of capital expenditures on property, plant and equipment, partially offset by net proceeds of $14.7 million from issuance of shares from Underwriter warrants and stock options exercised during the year.

The Company ended the year with working capital of $340.3 million, a decrease of $93.6 million from the prior year-end’s working capital of $433.9. The decrease in working capital was mainly due to a decrease of $86.7 million in cash and cash equivalent items plus an increase of $7.0 million of accounts payable, accrued liabilities, and income tax payable as at December 31, 2011.

It is the opinion of management, based on the Company’s current liquidity position and estimates of remaining project expenses, that the Company’s liquid assets will be sufficient to discharge liabilities and fund the Escobal Project through development and production startup expected in late 2013.

G.	Use of Financial Instruments

The principal financial instrument currently affecting the Company’s financial condition and results of operations is cash and cash equivalents. The Company’s exposure to credit risk on its Canadian currency and United States currency deposits is limited by maintaining such cash and term deposits with major Canadian banks that have high-credit qualities. A minimal amount of cash is held by banks in the United States, Switzerland, and Guatemala to fund the immediate needs of subsidiaries in those locations. To minimize risk, the Company’s funds are kept in highly liquid instruments. The Company also contracts for goods and services mainly in United States currency.

March 8, 2012	15

Management’s Discussion and Analysis for the Year Ended December 31, 2011

Cash and cash equivalents consist of cash and term deposits that are redeemable on demand prior to maturity. At December 31, 2011, the Company’s cash and cash equivalent holdings consisted of CAN$304.3 million ($299.3 million US dollar equivalent) and US$49.8 million. For the year ended December 31, 2011 the Company recognized an unrealized foreign exchange loss of $4.0 million.

H.	Share Capital and Financings

As at December 31, 2011, the Company had 143,427,057 issued and outstanding common shares. Since its inception on November 10, 2009 to the date of this MD&A, the Company has issued shares as follows:

	Description of Issuance	Number of
		Shares
November 2009	Issued on incorporation	1
March 2010	Issued on conversion of director loans	2,350,000
April 2010	Issued to directors for cash	750,000
June 2010	Share issued in Initial Public Offering	58,000,000
	Over-allotment option exercise	5,800,000
	Shares issued to Vendors in acquisition of Escobal Project	43,686,667
	Additional shares issued to Vendors in acquisition of Escobal Project, after giving effect to over-allotment option	4,079,333
	Issued to advisor on Escobal Project acquisition	364,304
	Issued under restricted share awards to directors	60,000
	Issued under restricted share awards to consultant as compensation for services	60,000
September 2010	Underwriter warrants exercised at CAN$6.00 per share	200,700
November 2010	Underwriter warrants exercised at CAN$6.00 per share	280,720
December 2010	Underwriter warrants exercised at CAN$6.00 per share	280,720
	Shares issued in prospectus offering (including exercise in full of the over-allotment option )	24,959,692
December 2010	Options exercised at CAN$6.40 per share	2,500
January 2011	Underwriter warrants exercised at CAN$6.00 per share	475,210
February 2011	Underwriter warrants exercised at CAN$6.00 per share	201,340
March 2011	Underwriter warrants exercised at CAN$6.00 per share	1,456,235
May 2011	Shares issued under Restricted Share Awards (RSAs) to directors	35,000
June 2011	Shares issued under Restricted Share Awards (RSAs) to compensation plan	42,000
November 2011	Underwriter warrants exercised at CAN$6.00 per share	52,635
November 2011	Options exercised at CAN$6.40 per share	50,000
December 2011	Options exercised at CAN$6.40 per share	240,000
	Balance Outstanding	143,427,057

March 8, 2012	16

Management’s Discussion and Analysis for the Year Ended December 31, 2011

On June 10, 2010, the Company granted stock options to directors, employees, and consultants for the acquisition of up to 2,250,000 common shares exercisable on or before June 10, 2015. The options vest in three tranches, with one-third of the options vesting immediately on the grant date, and the remaining two-thirds vesting equally on the following two anniversaries from that date. Also, on June 8, 2010, 1,180,000 DSAs were awarded to employees, which cliff vest on June 8, 2012. On June 10, 2010, employees were granted an additional 126,000 DSAs which vest over three equal tranches with the first tranche vesting on the first anniversary of the grant date. Under the terms of the Company’s Share Option and Incentive Share Plan, upon vesting, DSAs entitle the holder to a common share at no exercise price.

On June 8, 2010, as part of the IPO share issuance, and in partial compensation for services rendered, the Underwriters were issued warrants entitling them to purchase 3,190,000 shares of the Company at CAN$6.00 per share exercisable until June 8, 2012. On June 17, 2010, pursuant to the full exercise of the over-allotment option in connection with the IPO, the Underwriters were issued warrants entitling them to purchase an additional 319,000 shares at CAN$6.00 exercisable until June 8, 2012. During the year 2010, warrants to purchase 762,140 common shares were exercised, resulting in proceeds of $4.5 million. During the year 2011, warrants to purchase 2,185,420 common shares were exercised, resulting in proceeds of $13.4 million.

On November 10, 2010, the Company granted stock options to executives and employees for the acquisition of up to 240,000 Common Shares exercisable at a price of CAN$11.15 per share on or before November 10, 2015. The options vest over a two-year period, with one-third of the options vesting upon the date of grant.

On December 7, 2010, the Company granted stock options to employees for the acquisition of up to 60,000 Common Shares exercisable at a price of CAN$14.80 per share on or before December 7, 2015. The options vest over a two-year period, with one-third of the options vesting upon the date of grant.

On March 3, 2011, the Company granted stock options to employees for the acquisition of up to 345,000 common shares exercisable at the price of CAN$17.56 per share on or before March 3, 2016. The options vest over three years in three equal tranches beginning on March 3, 2012.

On March 3, 2011, the Company granted 156,000 Deferred Share Awards (“DSAs”) to executives and employees. The awards vest in three equal tranches beginning on the first anniversary of the grant date.

On May 3, 2011, the Company granted stock options to one new Director and employees for the acquisition of up to 87,000 common shares, exercisable at the price of CAN$19.74 per share on or before May 3, 2016. The options vest over three years in three equal tranches beginning on May 3, 2012.

On May 3, 2011, the Company granted 35,000 RSAs to directors. The RSAs vested immediately on the grant date.

March 8, 2012	17

Management’s Discussion and Analysis for the Year Ended December 31, 2011

I.	Asset Valuation

There have been no events or changes in circumstances that would indicate an impairment of the Escobal Project as at December 31, 2011.

J.	Commitments, Contingencies and Off-Balance Sheet Arrangements

The Company has entered into lease agreements for the rental of office facilities that require minimum payments in the aggregate as follows (expressed in thousands):

Fiscal 2012	$837
Fiscal 2013	196
Fiscal 2014	198
Fiscal 2015	117
Total lease commitments	$1,348

The Company currently has no other off-balance sheet arrangements.

K.	Reclamation and closure

The Company has an obligation to reclaim its properties. The Company recognizes the present value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase in the carrying amount of the related assets is recorded and amortized over the life of the asset. As at December 31, 2011 the Company had not recorded any reclamation liability as there has been no significant disturbance at the Escobal mine site. At present, development has been limited primarily to the underground declines, the temporary facilities, the power lines and the roads which will only be a minimal part of the reclamation effort.

L.	Outstanding Share Data

As at December 31, 2011, the Company had the following common shares, stock options, and warrants outstanding:

Common shares issued prior to IPO	3,100,001
Common shares issued in IPO, Escobal Project acquisition and related activities	112,050,304
Common shares issued in equity financing	24,959,692
Common shares issued after exercise of Underwriter warrants and stock options	3,240,060
Shares issued under RSA compensation plan	77,000
Stock options (vested and unvested) outstanding	2,689,500
DSAs outstanding	1,420,000
Underwriter warrants outstanding	561,440
Fully Diluted shares outstanding	148,097,997

March 8, 2012	18

Management’s Discussion and Analysis for the Year Ended December 31, 2011

M.	Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Company’s review of asset carrying values, the determination of impairment charges of long-lived assets, determination of mineral resources and valuation of share-based payments. Critical accounting estimates that have the most significant effect on the amounts recognized in the audited consolidated financial statements for the period ended December 31, 2011 and 2010 relate to the allocation of the acquisition costs of the Escobal Project ($500.2 million) to mineral property and the recording of non-cash share-based compensation expense of $12.0 million and $7.6 million respectively. The estimates of non- cash compensation expenses involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. Actual results could differ from those estimates. (See paragraph below.)

The factors affecting share-based expenses include estimates of when stock options might be exercised and stock price volatility. The timing of the exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options. The Company has no internal historical data available to determine volatility in accordance with Black-Scholes modeling so it has included data of companies with similar assets. However, the future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on the share-based payments expense and hence results of operations, there is no impact on the Company’s financial condition or liquidity.

N.	Related Party Transactions

On February 11, 2010, the sole director of the Company loaned the Company CAN$1.9 million in two tranches, the first in an amount of CAN$0.4 million and the second in an amount of CAN$1.5 million. The loans were non-interest bearing, repayable on demand and convertible, at the director’s election, into common shares of the Company on the basis of 1,600,000 shares at CAN$0.25 per share and 750,000 shares at CAN$2.00 per share, respectively.

On March 30, 2010, the loans were converted into 2,350,000 common shares.

On April 29, 2010, the Company issued 750,000 common shares in order to raise $1.5 million. These common shares were issued to subsequently appointed directors of the Company at $2.00 per share.

Goldcorp holds an interest in the Company’s publicly traded shares, giving it significant influence. In 2010 transactions with Goldcorp consisted of the purchase of the Escobal Project for cash and share consideration and the receipt of cash for the purchase of 10,285,692 common shares by Goldcorp in the Company’s December 2010 financing.

March 8, 2012	19

Management’s Discussion and Analysis for the Year Ended December 31, 2011

VIII.	DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

	A.	Management’s Report on Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of Tahoe’s disclosure controls and procedures. Based on the results of that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as at December 31, 2011, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported within the appropriate time periods and forms.

	B.	Management’s Report on Internal Controls over Financial Reporting

The Company’s management is responsible for establishing and maintaining an adequate system of internal controls, including internal controls over financial reporting. Tahoe’s internal controls include policies and procedures that (1) pertain to the maintenance of records and accurately and fairly reflect, in reasonable detail, the transactions related to acquisition, maintenance and disposition of assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and receipts are recorded and expenditures are incurred only in accordance with authorization of management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on financial statements.

The Company has designed its internal risk management and control systems to provide reasonable (but not absolute) assurance to ensure compliance with regulatory matters and to safeguard reliability of the financial reporting and its disclosures. Having assessed the effectiveness of the Company’s internal controls over financial reporting, the Chief Executive Officer and Chief Financial Officer believe that the internal controls over financial reporting are effective at a reasonable assurance level as of the end of the period covered by this report.

	C.	Changes in Internal Controls

There were no material changes to the Company’s internal controls over financial reporting during the year ended December 31, 2011 that have materially affected or are reasonably likely to materially affect the Company’s internal controls over financial reporting.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of control is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and may not be detected.

March 8, 2012	20

Management’s Discussion and Analysis for the Year Ended December 31, 2011

IX.	CHANGES IN ACCOUNTING STANDARDS

	A.	Accounting standards effective January 1, 2012

Financial instruments disclosure

In October 2010, the IASB issued amendments to IFRS 7 - Financial Instruments: Disclosures that improve the disclosure requirements in relation to transferred financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

Income taxes

In December 2010, the IASB issued an amendment to IAS 12 - Income Taxes which provides a practical solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after July 1, 2011, with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

	B.	Accounting standards effective January 1, 2013

Consolidation

In May 2011, the IASB issued IFRS 10 - Consolidated Financial Statements (“IFRS 10”), which supersedes SIC 12 - Consolidation - special purpose entities and the requirements relating to consolidated financial statements in IAS 27 -Consolidated and Separate Financial Statements. IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. IFRS 10 establishes control as the basis for an investor to consolidate its investees and defines control as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee.

March 8, 2012	21

Management’s Discussion and Analysis for the Year Ended December 31, 2011

In addition, the IASB issued IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12”) which combines and enhances the disclosure requirements for the Company’s subsidiaries, joint arrangements, associates and unconsolidated structured entities. The requirements of IFRS 12 include enhanced reporting of the nature of risks associated with the Company’s interests in other entities, and the effects of those interests on the Company’s consolidated financial statements. The Company does not anticipate the application of IFRS 10 and IFRS 12 to have a significant impact on its consolidated financial statements.

Joint arrangements

In May 2011, the IASB issued IFRS 11 - Joint Arrangements (“IFRS 11”), which supersedes IAS 31 - Interests in Joint Ventures and SIC 13 - Jointly Controlled Entities - Non-Monetary Contributions by Venturers. IFRS 11 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint operators”) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (“joint venturers”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venture recognizes its investment in a joint arrangement using the equity method. The Company does not anticipate the application of IFRS 11 to have a significant impact on its consolidated financial statements.

Fair value measurement

In May 2011, as a result of the convergence project undertaken by the IASB with the US Financial Accounting Standards Board to develop common requirements for measuring fair value and for disclosing information about fair value measurements, the IASB issued IFRS 13 - Fair Value Measurement (“IFRS 13”). IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. IFRS 13 defines fair value and sets out a single framework for measuring fair value which is applicable to all IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized. The Company does not anticipate the application of IFRS 13 to have a significant impact on its consolidated financial statements.

Financial statement presentation

In June 2011, the IASB issued amendments to IAS 1 - Presentation of Financial Statements (“IAS 1”) that require an entity to group items presented in the statement of other comprehensive income on the basis of whether they may be reclassified to profit or loss subsequent to initial recognition. For those items presented before tax, the amendments to IAS 1 also require that the tax related to the two separate groups be presented separately. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012, with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

March 8, 2012	22

Management’s Discussion and Analysis for the Year Ended December 31, 2011

Employee benefits

In June 2011, the IASB issued amendments to IAS 19 - Employee Benefits (“IAS 19”) that introduced significant changes to the accounting for defined benefit plans and other employee benefits. The amendments include elimination of the options to defer or recognize in full in profit or loss actuarial gains and losses and instead mandates the immediate recognition of all actuarial gains and losses in other comprehensive income. The amended IAS 19 also requires calculation of net interest on the net defined benefit liability or asset using the discount rate used to measure the defined benefit obligation.

In addition, other changes incorporated into the amended standard include changes made to the date of recognition of liabilities for termination benefits and changes to the definitions of short-term employee benefits and other long-term employee benefits which may impact on the classification of liabilities associated with those benefits.

The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Company does not anticipate the amendments to IAS 19 to have a significant impact on its consolidated financial statements.

Financial instruments

The IASB intends to replace IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 - Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at FVTPL, financial guarantees and certain other exceptions. In response to delays to the completion of the remaining phases of the Project, on December 16, 2011, the IASB issued amendments to IFRS 9 which deferred the mandatory effective date of IFRS 9 from January 1, 2013 to annual periods beginning on or after January 1, 2015. The amendments also provided relief from the requirement to restate comparative financial statements for the effects of applying IFRS 9. The Company does not anticipate the application of IAS 39 to have a significant impact on its consolidated financial statements.

March 8, 2012	23

Management’s Discussion and Analysis for the Year Ended December 31, 2011

ADDITIONAL INFORMATION

Tahoe is a Canadian public mineral exploration and development company whose common shares are listed on the TSX and trade under the symbol “THO”. Tahoe is a reporting issuer in each of the provinces and territories of Canada. Additional information relating to the Company, including a copy of this MD&A, may be obtained or viewed from the System for Electronic Data Analysis and Retrieval (SEDAR) website at www.sedar.com and on the Company’s website at www.tahoeresourcesinc.com.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Wherever possible, words such as “plans”, “expects”, or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information.

Forward-looking information in this MD&A may include, but is not limited to: information with respect to our future financial and operating performance and that of our subsidiaries, including our statement that our objective is to develop the Escobal Project into a profitable silver mining operation; the estimation of mineral resources and our realization of mineral resource estimates; our statements relating to the assessment of mineralization such mineralization warranting further drilling of the property; our plan to pursue the exploration, permitting, engineering and development of the Escobal Project (including the purchase of additional land) and to expand its resource base; statements relating to feasibility level metallurgical test work being done in connection with a feasibility study and economic assessment; statements relating to changes in Guatemalan mining regulations; costs and timing of development and start-up of the Escobal Project; the acquisition of additional mineral resource interests in the Americas; future exploration and development activities, and the costs and timing of those activities; timing and receipt of approvals, consents and permits under applicable legislation; results of future exploration and drilling; metals prices; and adequacy of financial resources.

Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. We believe that the assumptions and expectations reflected in such forward-looking information are reasonable. Assumptions have been made regarding, among other things: our ability to carry on exploration and development activities; the timely receipt of required approvals; the price of silver and other metals; our ability to operate in a safe, efficient and effective manner; and our ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

March 8, 2012	24

Management’s Discussion and Analysis for the Year Ended December 31, 2011

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking information, including risks associated with our dependence on the Escobal Project and our limited operating history, risks associated with the fluctuation of the price of silver and other metals, the risk of unrest and political instability in Guatemala, the risk that an exploitation permit for the Escobal Project cannot be obtained, risks associated with the availability of additional funding as and when required, exploration and development risks, permitting and licensing risks, uncertainty in the estimation of mineral resources, infrastructure risks, inflation risks, governmental regulation risks, environmental risks and hazards, insurance and uninsured risks, land title risks, risks associated with competition, risks associated with currency fluctuations, labor and employment risks, risks associated with dependence on key management personnel and executives, litigation risks, the risk that dividends may never be declared, risks associated with the repatriation of earnings, risks of continued negative operating cash flow, risks associated with the Company’s hedging policies, risks associated with the interests of certain directors in other mining projects, risks associated with dilution, risks associated with stock exchange prices and risks associated with effecting service of process and enforcing judgments. See the Company’s most recent Annual Information Form available on www.sedar.com under the heading “Description of Our Business – Risk Factors”.

Our forward-looking statements are based on the reasonable beliefs, expectations and opinions of management on the date of this MD&A. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.

March 8, 2012	25

Management’s Discussion and Analysis for the Year Ended December 31, 2011

NOTICE TO READERS IN THE UNITED STATES

Canadian standards, including those under NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission of the United States (“SEC”), and mineral reserve and resource information contained or incorporated by reference in the MD&A may not be comparable to similar information disclosed by U.S. companies. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion in documents filed with the SEC of information concerning “measured mineral resources,” “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

March 8, 2012	26